Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

RTI BIOLOGICS, INC.

* * * * *

RTI Biologics, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “General Corporation Law”), DOES HEREBY CERTIFY THAT:

FIRST: This Certificate of Amendment amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation filed with the Secretary of State on February 27, 2008 (the “Certificate of Incorporation”).

SECOND: Article Seventh of the Certificate of Incorporation is hereby amended and replaced in its entirety as follows:

“SEVENTH: Prior to the 2014 Annual Meeting of Stockholders, directors shall be divided into three classes, designated Class I, Class II and Class III, with the term of office of one class expiring each year. Class I directors shall serve until the 2014 Annual Meeting of Stockholders, Class II directors shall serve until the 2015 Annual Meeting of Stockholders and Class III directors shall serve until the 2016 Annual Meeting of Stockholders. Commencing with the annual meeting of stockholders 2014, successors to the class of directors whose term expires at that annual meeting and other director nominees shall be elected for a one-year term expiring at the next annual meeting of stockholders and until his or her successor shall be duly elected and qualified, subject to his or her earlier death, resignation, retirement or removal from service as a director. Any vacancy on the Board of Directors for any reason, and any directorships resulting from any increase in the number of directors of the Board of Directors, may be filled by a majority of the Board of Directors then in office, although less than a quorum, or a sole remaining director and any directors so chosen shall hold office until the next annual meeting of stockholders and until their successors shall be duly elected and qualified, subject to their earlier death, resignation, retirement or removal from service as a director. Notwithstanding the foregoing, whenever the holders of any one or more classes or series of stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Amended and Restated Certificate of Incorporation applicable thereto, and the number of such directors shall not be counted in determining the maximum number of directors permitted under the foregoing provision of this paragraph Seventh in each case unless expressly provided by such terms.”

THIRD: That pursuant to a resolution of the Board of Directors, the proposed amendment was submitted to the stockholders of the Corporation for consideration at the annual meeting of stockholders held on April 23, 2013 and was duly adopted by the stockholders of the Corporation in accordance with the applicable provisions of Section 242 of the General Corporation Law.

FOURTH: All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Thomas F. Rose, its Secretary, this 23rd day of April, 2013.

RTI BIOLOGICS, INC.

By:	/s/ Thomas F. Rose
Name:	Thomas F. Rose
Title:	Secretary